China Nutrifruit Group Limited
5th Floor, Chuangye Building, Chuangye Plaza
Industrial Zone 3, Daqing Hi-Tech Industrial Development Zone
Daqing, Heilongjiang 163316
People’s Republic of China

May 7, 2010

By EDGAR Transmission and by Hand Delivery

James Giugliano
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China Nutrifruit Group Limited
Form 10-K for the Fiscal Year Ended March 31, 2009
Filed June 30, 2009
File No. 001-34440

Dear Mr. Giugliano:

On behalf of China Nutrifruit Group Limited (“China Nutrifruit” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 31, 2010, providing the Staff’s comments with respect to the above referenced Form 10-K for the fiscal year ended March 31, 2009.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the Fiscal Year Ended March 31, 2009

Consolidated Statements of Income, page 55

1.

It appears your fiscal year 2008 statement of income includes a portion, but not all, of the results of operations of Daqing Longheda Food Company Limited for fiscal 2008. We also note you underwent a recapitalization whereby Fezdale Investments Limited (and its operating subsidiary Daqing Longheda Food Company Limited) became the accounting acquirer of Fashion Tech International, Inc., a non-operating registered company. Please provide to us your comprehensive accounting analysis that supports your current presentation, including your inclusion of separate unaudited pro forma consolidated financial statements. In this regard, we would normally expect your historical financial statements to present the historical results of operations of your operating company (Daqing Longheda Food Company Limited) for all periods required to be presented.

China Nutrifruit Response: The Company accounted for its August 14, 2008 share exchange with Fezdale Investments Limited (“Fezdale”) as a recapitalization and treated Fezdale as the accounting acquirer of China Nutrifruit (formerly known as Fashion Tech International Limited”) with the Company, which was a non-operating “shell” company being treated as the acquiree. Accordingly, the “pre-acquisition” operating results and accumulated deficits of China Nutrifruit have been eliminated in the consolidated statement of income for the fiscal year 2008.

In November 2007, Solar Sun Holdings Limited (“Solar Sun”), the wholly owned subsidiary of Fezdale, acquired 75% of the equity interest of Daqing Longheda Food Company Limited (“Daqing Longheda”) and acquired the remaining 25% equity ownership interest in Daqing Longheda in May 2008. Hence, the consolidated statement of income for the fiscal year ended March 31, 2008 took into account the November 2007 acquisition and included the results of Daqing Longheda since its acquisition by Solar Sun in November 2007.

Based on Rule 11-01-(a)-(1) of Regulation S-X, the Company concluded that Solar Sun’s acquisition of a 25% equity interest of Daqing Longheda in fiscal year 2008 and the resultant business combination should be considered as significant under Rule 11-01-(a)-(2). Hence, we prepared the unaudited pro forma consolidated financial statements. In the unaudited pro forma consolidated financial statements, the Company assumed that the recapitalization and acquisition of Daqing Longheda was completed on April 1, 2007. The unaudited pro forma consolidated financial statements were prepared for comparative purposes only.

Note 1 – Nature of Business, page 58

2.

We note the return to Mr. Kung of the “make good shares” in fiscal year 2009 resulted in compensation cost of $9,519,316. Please provide an analysis and cite the accounting literature underlying your method of accounting for these shares.

China Nutrifruit Response: For the make good agreement, we followed the FAS 123 (R) to recognize, as a compensation expense, the transfer and release of the “make good shares” to Mr. Kung, who was a director of Fezdale. The compensation cost which the Company recognized is based on the fair value at the grant date and calculated based on the number of common stock released (2,799,799 shares) times the stock price on March 31, 2009 ($3.4/share).

As stated in FASB ASC 718-10-S99-2 published recently, which is included in Accounting Standards Update No. 2010-05 issued in January 2010, the make good arrangement is no longer considered to be a compensation expense item. However, an escrowed share arrangement involving the release of shares to certain shareholders based on performance-related criteria was previously presumed to be compensatory items and we accounted for it accordingly.

Note 10 – Provision for Income Taxes, page 68

3.

In regards to your U.S. deferred tax asset, we note you disclose “it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets, and therefore no valuation allowance has been provided...”. Since it does not appear that you have had income generated in the United States, please tell us your basis for this assertion and how you intend to realize the tax benefit associated with these deferred tax assets.

China Nutrifruit Response: It should be the deferred tax assets associated with the temporary difference generated in the People Republic of China (the “PRC”) instead of the U.S. As Daqing Longheda is profit making, it is more likely than not that the results of future operations of Daqing Longheda will generate sufficient taxable income to realize the deferred tax assets. Hence, no valuation allowance is provided for the deferred tax assets related to the difference between book and tax basis of land use right and property and equipment.. Per the Staff’s comments, we plan to revise Note 10 to the Company’s financial statements as set forth in Exhibit A.

4.

We note within your reconciliation of taxes at the statutory rate to taxes at the effective tax provision you have included “tax losses not yet recognized.” Please tell us the nature of this item and whether it represents a temporary difference between tax recognition and financial statement recognition that should be recognized as a deferred tax liability (or the reduction of a deferred tax asset). Refer to FASB ASC 740-10-25-23 and 25-29.

China Nutrifruit Response: The “tax losses not yet recognized” represents the tax effect of tax losses generated by China Nutrifruit, Fezdale and Solar Sun. According to ASC 740 Income Taxes, capital losses of these companies should generate deferred tax assets, however, a valuation allowance should be provided for this deferred tax assets as it is more likely than not that those companies will not be able to generate future taxable income. We plan to revise Note 10 to the Company’s financial statements as set forth in Exhibit A:

5.

We note you disclose at March 31, 2009 that if $15,014,000 permanently reinvested accumulated undistributed earnings of non-U.S. were remitted, the company would incur $1,201,000 of additional taxes. Please tell us how you determined and calculated the $1,201,000 amount. Please also expand your disclosure to address any tax imposed by PRC taxing authorities or other restrictions on what amount may be repatriated into the United States.

China Nutrifruit Response: The amount was calculated by multiplying the post acquisition net income of Daqing Longheda by the tax rate differential between China and the United States. However, after further consideration, we believe that it is impractical to determine the amount of additional tax. We considered the following disclosure as more appropriate and plan to revise the last paragraph of Note 10 to the Company’s financial statements as follows:

“Pretax earnings of a foreign subsidiary are subject to U.S. taxation when effectively repatriated. U.S. income taxes and foreign withholding taxes were not provided on undistributed earnings of foreign subsidiaries. The Company intends to reinvest these earnings indefinitely in its foreign subsidiaries. It is not practical to determine the amount of undistributed earnings or income tax payable in the event the Company repatriated all undistributed foreign earnings. However, if these earnings were distributed to the U.S. in the form of dividends or otherwise, the Company would be subject to additional U.S. income taxes and foreign withholding taxes, offset by an adjustment for foreign tax credits.”

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Jing Zhang of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8323.

Sincerely,

China Nutrifruit Group Limited

By:/s/ Colman Cheng
Colman Cheng
Chief Financial Officer